UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 3)*
A.S.V., INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
001963107
(CUSIP Number)
CATERPILLAR INC.
(Name of Persons Filing Statement)
JAMES B. BUDA Vice President, Secretary and General Counsel Caterpillar Inc. 100 NE Adams Street Peoria, IL 61629-7310 Tel. No.: (309) 675-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 5, 2004 and January 22, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Caterpillar Inc. FEIN: 37-0602744

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a)	[ ]
				(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS*
WC (for purchase)
SC (for additional shares issued and cash consideration)
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)				[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7)	SOLE VOTING POWER
3,140,069

		8)	SHARED VOTING POWER
None

		9)	SOLE DISPOSITIVE POWER
3,140,069

		10)	SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,140,069

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*				[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
approximately 24.8%

14)	TYPE OF REPORTING PERSON*
CO

PRELIMINARY NOTE

The Reporting Person (as defined below) listed on the cover page to this Schedule 13D hereby makes the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

The shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares," an individual share of which is a "Share"), of A.S.V., Inc., a Minnesota corporation (the "Issuer") covered by this report were acquired by Caterpillar Inc. ("Caterpillar") subject to the terms and conditions of (i) the Securities Purchase Agreement dated October 31, 2000 by and between Caterpillar and the Issuer (the "Securities Purchase Agreement"), which was filed as Exhibit 4.12 to the Issuer's Form 10-Q filed for the quarter ended September 30, 2000, (ii) the Replacement Warrant (the "Replacement Warrant") granted to Caterpillar pursuant to the Securities Purchase Agreement and filed as Exhibit 4.13 to the Issuer's Form 10-Q filed for the quarter ended September 30, 2000, (iii) the Replacement Warrant for 8,727,058 shares of Common Stock ("2nd Replacement Warrant") granted to Caterpillar pursuant to the Securities Purchase Agreement and (iv) the Termination Agreement ("Termination Agreement") dated January 22, 2004 by and between Caterpillar and the Issuer.

The information contained in the following schedules is incorporated herein by reference: (i) original Schedule 13D ("Original Schedule 13D") filed October 26, 1998 by Caterpillar, (ii) Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1") filed February 9, 1999 by Caterpillar, and (iii) Amendment No. 2 to the Original Schedule 13D ("Amendment No. 2") filed November 9, 2000 by Caterpillar.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 840 Lily Lane, Grand Rapids, Minnesota 55744.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Caterpillar Inc. ("Caterpillar" or the "Reporting Person"), a Delaware corporation, which is a leading manufacturer of earthmoving and construction equipment. Caterpillar distributes its products through its worldwide network of independent dealers. Caterpillar's principal offices are located at 100 NE Adams Street, Peoria, Illinois 61629.

During the last five years neither Caterpillar nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Securities Purchase Agreement and the Replacement Warrant, and subject to the terms and conditions therein, Caterpillar exercised the Replacement Warrant and purchased 1,040,069 shares of Common Stock from Issuer on January 5, 2004 for an aggregate purchase price of $21,841,449. The source of these funds was working capital. Concurrent with this purchase, a Replacement Warrant for 8,727,058 shares of Common Stock ("2nd Replacement Warrant") was issued to Caterpillar by Issuer. Pursuant to the terms of the Termination Agreement, Issuer issued to Caterpillar 500,000 shares of Common Stock on January 22, 2004 in exchange for the cancellation of the 2nd Replacement Warrant and $7,239,811.

The Original Warrant, Replacement Warrant, and 2nd Replacement Warrant have been terminated and are of no further force or effect.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(j)  The purpose of the transactions reported herein is to further strengthen an already existing successful alliance between Issuer and Caterpillar. Pursuant to the terms of the Termination Agreement, Caterpillar will not, directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock or enter into any hedging transaction relating to the Common Stock during the term of the Multi-Terrain Rubber-Tracked Loader Alliance Agreement dated October 31, 2000 between ASV and Caterpillar, as it may be amended, modified or supplemented from time-to-time.

By agreement, Caterpillar has the right to select up to two members for service on the Issuer's board. One of those two positions is currently vacant, and the parties do currently plan to fill that vacancy.

Other than as described above, Caterpillar has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Caterpillar reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Caterpillar owns 3,140,069 shares of Common Stock representing 24.8% of the 12,643,649 outstanding shares reported in the Form 10-K for the year ended December 31, 2003 filed by Issuer on March 15, 2004. Caterpillar has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of these shares.

Except as described herein, neither Caterpillar nor, to the best of Caterpillar's knowledge, any director or executive officer of Caterpillar, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Caterpillar and any other person with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to the terms of the Termination Agreement, Caterpillar will not, directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock or enter into any hedging transaction relating to the Common Stock during the term of the Multi-Terrain Rubber-Tracked Loader Alliance Agreement dated October 31, 2000 between ASV and Caterpillar, as it may be amended, modified or supplemented from time-to-time.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

  Securities Purchase Agreement, dated October 31, 2000 between Caterpillar Inc., as Investor, and A.S.V., Inc., as Issuer (incorporated by reference from Exhibit 4.12 to the Issuer's Form 10-Q filed for the quarter ended September 30, 2000).

  Replacement Warrant for 9,767,127 shares of Common Stock, dated October 31, 2000, between Caterpillar Inc., as Holder, and A.S.V., Inc., as Issuer (incorporated by reference from Exhibit 4.13 to the Issuer's Form 10-Q filed for the quarter ended September 30, 2000).

  Replacement Warrant for 8,787,058 shares of Common Stock, dated October 31, 2000, between Caterpillar Inc., as Holder, and A.S.V., Inc., as Issuer.

  Termination Agreement, dated January 22, 2004, between Caterpillar Inc. and A.S.V., Inc., as Issuer.

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CATERPILLAR INC.
March 23, 2004	By:	/s/ James B. Buda
		Name:	James B. Buda
		Title:	Vice President and Secretary